July 11, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Stephen Krikorian, Accounting Branch Chief

RE:           EarthLink, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 8-K

Filed June 16, 2011

File No. 001-15605

Dear Mr. Krikorian:

Set forth below are the responses of EarthLink, Inc. (“EarthLink”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) contained in its comment letter dated June 29, 2011 (the “Commission Comment Letter”).  When used in this letter, the “Company,” “we,” “us” and “our” refer to EarthLink.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter and is followed by the corresponding response of the Company.

Form 8-K filed June 16, 2011

Exhibit 99.1

Consolidated Financial Statements of Earthlink, Inc. for the Years Ended December 31, 2010, 2009, and 2008

Report of Independent Registered Public Accounting Firm, page 1

1.              We note that the report is dual dated for Note 4, although no changes appear to have been made to Note 4. Please advise or revise.

Response:

The Company acknowledges the Staff’s comment.  The reference to Note 4 in the report was an administrative oversight. The report should have referenced a dual date for Note 3. In response to the Staff’s comment, the Company will file a Form 8-K/A providing a revised report that is dual dated for Note 3.

Notes to Consolidated Financial Statements

Note 3. Acquisitions, page 17

2.              We note that your financial statements have been retroactively revised to adjust provisional amounts recorded as deferred tax assets and goodwill. Ensure your disclosures throughout the notes reflect this adjustment. For example, update the information in Note 8 and Note 14, accordingly.

Response:

The Company acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company will file a Form 8-K/A to update the goodwill information in Note 8 and the deferred tax asset information in Note 14. The Company will also revise its report in the Form 8-K/A to be dual dated for Notes 8 and 14 (in addition to the aforementioned Note 3).

Note 20. Condensed Consolidating Financial Information, page 48

3.              Your disclosure in Note 2 states that your subsidiaries are wholly-owned. Confirm and disclose that all Guarantor Subsidiaries are “100% owned” by you. See Rule 10(i)(8)(i) of Regulation S-X. Also tell us what consideration you gave to including disclosures pursuant to Rule 3-10(i)(9) and (10) of Regulation S-X. Please make any corresponding changes to Note 14 in Exhibit 99.2 and future filings.

Response:

The Company acknowledges the Staff’s comment.  The Company will include, in the aforementioned Form 8-K/A, the disclosure that all of the Guarantor Subsidiaries are “100% owned” by the Company.

In regards to the consideration given to including disclosures pursuant to Rule 3-10(i)(9) and (10) of Regulation S-X, the Company does not believe that these disclosures are required.  There are no significant restrictions on the Company’s ability, or the ability of any Guarantor Subsidiary, to obtain funds from its subsidiaries by dividend or loan as contemplated by  Rule 3-10(i)(9) of Regulation S-X. Further, the Company’s subsidiary guarantors have no restricted net assets, and thus the disclosures required by Rules 3-10(i)(10) and 4-08(e)(3) of Regulation S-X are not required.

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

2

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call me at (404) 748-6287 or our outside counsel David Carter at (804) 697-1253.

Sincerely,

/s/ Bradley A. Ferguson

Bradley A. Ferguson
Chief Financial Officer

cc:                                 Melissa Walsh, Securities and Exchange Commission, Staff Accountant

Samuel R. DeSimone, Jr., EarthLink, Inc., General Counsel

David Carter, Troutman Sanders LLP